SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

AREL COMMUNICATIONS AND
SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,

Kiryat Weizman, Nes Ziona 74140 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On March 1, 2006, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

        This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: March 1, 2006

Arel Communications Meeting of Unaffiliated Shareholders
Approves Privatization Plan

ATLANTA – March 1, 2006 – Arel Communications and Software (NASDAQ: ARLC), technology leader in integrated voice, video and web communications for interactive conferencing, collaboration and training applications, today announced that the previously announced going private transaction was approved at a special meeting of the Company’s unaffiliated shareholders. The transaction was approved by 92.7% of the shareholders voting in person or by proxy.

As previously announced, the approved plan entails the repurchase of all of Arel’s outstanding shares from its shareholders at a price of $1.50 per share, with Mr. Clayton Mathile and certain directors, officers and founders of the Company remaining as shareholders.

The Company today applied for a final order from the Tel Aviv District Court for the approval of the transaction, in accordance with Israeli law. As described in the definitive proxy statement for the meeting, objections to the transaction may be filed with the Tel-Aviv District Court by no later than March 12, 2006. The Company anticipates the Court will issue a final order on March 12, 2006, or soon after.

If the proposed transaction is effected as proposed, Arel expects to have fewer than 300 shareholders of record. In such case, Arel would terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, delist its ordinary shares from the Nasdaq Capital Market and cease filing reports and other information with the Securities and Exchange Commission (SEC).

A copy of the definitive proxy statement is attached as Exhibit (a)(5) to the Schedule 13E-3 (Amendment No. 3) filed with the United States Securities and Exchange Commission on January 27, 2006. The Schedule 13E-3 is available at the web site maintained by the SEC at http://www.sec.gov.

About Arel Communications and Software:

Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight™, for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Arel’s newest solution, Arel Anyware, is an audio-visual plug-in that establishes true “face-to-face” meetings over the internet. Requiring only a webcam for full-featured video operability, users can add video conferencing to any web or IM/Presence application (such as Microsoft® Office Live Meeting™). Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solutions impact key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially from these forward-looking statements include, but are not limited to, the receipt of corporate and third party approvals, obtaining the financing to carry out the proposed plan, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities and Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

All trademarks recognized.

Contact:

Media Relations:
Affect Strategies, Inc.
John Taylor, 212-398-9680 x 140
E-mail: john@affectstrategies.com
or
Investor Relations:
Lippert/Heilshorn & Associates
Carolyn Capaccio/Jody Burfening, 212-838-3777
E-mail: ccapaccio@lhai.com